Mail Stop 3561

January 15, 2008

Mr. James G. Delfs
Senior Vice President, Finance and Chief Financial Officer
Stein Mart, Inc.
1200 Riverplace Boulevard
Jacksonville, Florida 32207

      **RE:    Stein Mart, Inc.**
               **Form 10-K for Fiscal Year Ended February 3, 2007**
               **Filed April 18, 2007**
               **Form 10-Q for Fiscal Quarter Ended August 4, 2007**
               **File No. 0-20052**

Dear Mr. Delfs:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

               Sincerely,


               William H. Thompson
               Branch Chief